


15005503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/20/15

March 5, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-5-15

William R. Langton
Proto Labs, Inc.
will.langton@protolabs.com

Re: Proto Labs, Inc.
Incoming letter dated January 20, 2015

Dear Mr. Langton:

This is in response to your letter dated January 20, 2015 concerning the shareholder proposal submitted to Proto Labs by James McRitchie and Myra K. Young. We also have received a letter on the proponents' behalf dated February 19, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 5, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Proto Labs, Inc.
Incoming letter dated January 20, 2015

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that Proto Labs may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Proto Labs will provide shareholders at Proto Labs' 2015 annual meeting with an opportunity to approve an amendment to Proto Labs' articles of incorporation to implement a majority vote standard in uncontested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if Proto Labs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 19, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Proto Labs, Inc. (PRLB)
Directors to be Elected by Majority Vote
James McRitchie

Ladies and Gentlemen:

This is in regard to the vague January 20, 2015 company request concerning this rule 14a-8 proposal.

According to the purported future vague company policy a director, who fails to obtain a majority vote, can *de facto* be elected by remaining in office for his full term if the board simply procrastinates in obtaining a successor.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

William R. Langton <William.Langton@protolabs.com>

[PRLB: Rule 14a-8 Proposal, December 2, 2014]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

Proto Labs, Inc.
5540 Pioneer Creek Drive
Maple Plain, MN 55359

January 20, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Proto Labs, Inc.—Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Proto Labs, Inc. (the "Company," "we" or "our") writes, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform you of our intention to exclude from our proxy statement and form of proxy for the 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from James McRitchie and Myra K. Young, who have appointed John Chevedden to act on their behalf (together, the "Proponents").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that we may, for the reasons set forth below, properly exclude the Proposal from the 2015 Proxy Materials.

In accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before we intend to file our definitive 2015 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponents. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via email at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

The Proposal

The Proposal states:

"Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

The Company received the Proposal on December 2, 2014; the Proposal was dated by the signatures of Mr. McRitchie and Ms. Young as of November 17, 2014. The Proposal and copies of all relevant correspondence between the Company and the Proponents are attached hereto as Exhibit A.

Basis for Exclusion

As discussed in greater detail below, the Company hereby respectfully requests that the Staff concur with its view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14-8(i)(10) because the Proposal has been substantially implemented by the Company.

Background

Under Section 302A.215 of the Minnesota Business Corporation Act (the "MBCA"), unless otherwise provided in a company's articles of incorporation, directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present. The Company's Third Amended and Restated Articles of Incorporation (the "Articles of Incorporation") do not alter the default voting standard for director elections under the MBCA.

Analysis

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented by the Company.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Under the standard expressed by the Commission in *Exchange Act Release No. 34-12598* (July 7, 1976), the exclusion provided for in the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." When a company can demonstrate that it has already taken action to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap Inc.* (Mar. 8, 1996); *Nordstrom Inc.* (Feb. 8, 1995). For a proposal to have been substantially implemented, it is not necessary that the proposal have been "fully effected" by the company. *See Exchange Act Release No. 34-20091 at § II.E.6* (Aug. 16, 1983); *see also Exchange Act Release No. 34-40018 at n.30 and accompanying text* (May 21, 1998). The Staff has previously noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991); *see also Apple Inc.* (Dec. 11, 2014); *Wal-Mart Stores, Inc.* (Mar. 30, 2010).

The Staff has consistently concurred that similar shareholder proposals calling for the implementation of provisions establishing a majority voting standard for director elections, like the Proposal, are excludable under Rule 14a-8(i)(10) where the company's board of directors lacks unilateral authority to adopt amendments to the company's governing documents but has taken all of the steps within its power to eliminate the plurality voting standards in those documents and determined to submit the issue for shareholder approval. For instance, in Visa Inc. (Nov. 14, 2014), the company's board of directors approved charter amendments to eliminate supermajority voting provisions, but the amendments would only become effective upon shareholder approval of the charter amendments. The company argued, and the Staff concurred, that no-action relief was appropriate based on the actions taken by its board of directors and the forthcoming submission of the matter for the requisite approval by the company's shareholders. For additional examples where the Staff granted no-action relief with respect to a proposal similar to the Proposal based on action by the company's board of directors and a forthcoming shareholder vote on the matter, see also *McKesson Corp.* (avail. Apr. 8, 2011); *Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (Aug. 28, 2008); *H.J. Heinz Co.* (March 10, 2008).

B. Action by the Company's Board of Directors

The Board of Directors of the Company has resolved (the "Board Resolution") to include a proposal in the 2015 Proxy Materials to implement a majority voting standard for director elections, except that a plurality standard would be retained for contested elections, and to recommend that the Company's shareholders approve such proposal at the Company's 2015 Annual Meeting of Shareholders.

C. The Board Resolution Substantially Implements the Proposal

The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when a company implements a majority election requirement for uncontested director elections that is consistent with the provisions and manner advocated in the shareholder proposal. *See, e.g., Symantec Corporation* (June 3, 2010); *AMN Healthcare Services, Inc.* (Dec. 19, 2008); *The Dow Chemical Company* (Mar. 3, 2008); *American International Group, Inc.* (Mar. 12, 2008); *Citigroup Inc.* (Mar. 8, 2007); *AT&T Inc.* (Jan. 18, 2007) (each allowing exclusion of a proposal requesting the adoption of a bylaw or charter amendment specifying that the election of the board of directors be decided by majority vote where the company had amended or agreed to amend its bylaws to provide for a majority election requirement); *see also The Pep Boys – Manny, Moe & Jack* (Apr. 2, 2008) (indicating that a proposal requesting the adoption of a bylaw specifying that the election of directors be decided by majority vote in uncontested elections could be excluded on the basis that it was substantially implemented because the company had agreed to recommend that its stockholders approve a charter amendment to provide for majority voting).

In this case, the Proposal requests that (1) the Company's Board of Directors initiate the appropriate process to amend the Company's Articles of Incorporation and/or Amended and Restated By-Laws to provide that (2) director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Board seats.

Similarly, on December 18, 2014, the Board of Directors of the Company resolved to include a proposal in the 2015 Proxy Materials to implement a majority voting standard for director elections, except that a plurality standard would be retained for contested elections. Thus, the Board Resolution will result in the submission of a proposal to the Company's shareholders, and a recommendation to approve such proposal, to amend the Articles of Incorporation at the Company's 2015 Annual Meeting of Shareholders to implement a majority voting requirement. The Board Resolution compares favorably to the Proposal and also implements the essential objective thereof, which is to change from a plurality to a majority voting standard in uncontested director elections. Therefore, consistent with extensive precedent, the Board Resolution substantially implements the Proposal, notwithstanding the differences in the precise language used. *See, e.g., Symantec Corporation* (June 3, 2010); *AMN Healthcare Services, Inc.* (Dec. 19, 2008); *The Pep Boys -- Manny, Moe & Jack* (Apr. 2, 2008); *The Dow Chemical Company* (Mar. 3, 2008); *American International Group, Inc.* (Mar. 12, 2008); *Citigroup Inc.* (Mar. 8, 2007); *AT&T Inc.* (Jan. 18, 2007).

For the foregoing reasons, we believe that the Company has substantially implemented the Proposal, and that the Company may therefore exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing analysis, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

Please do not hesitate to contact our counsel, W. Morgan Burns, at (612) 766-7136 or by email at morgan.burns@faegrebd.com if you have any questions or require any additional information regarding this matter. You may also contact me at (763) 479-7552 or by email at will.langton@protolabs.com. I would appreciate your sending your response via email to me at will.langton@protolabs.com as well as to our counsel at morgan.burns@faegrebd.com.

Sincerely,



William R. Langton, *Secretary*

Exhibit A

The Proposal and Relevant Correspondence

(Attached)

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William R. Langton
Secretary
Proto Labs, Inc. (PRLB)
5540 Pioneer Creek Drive
Maple Plain, MN 55359
Phone: 763-479-3680
Fax: 763-479-2679

November 17, 2014

Dear Corporate Secretary:

We are pleased to be shareholders in Proto Labs, Inc. (PRLB) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie	November 17, 2014 Date



Myra K. Young	November 17, 2014 Date

cc: John Chevedden

[PRLB: Rule 14a-8 Proposal, December 2, 2014]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

December 5, 2014

James McRitchie
Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Submitted to Proto Labs, Inc.

Ladies and Gentlemen:

On December 2, 2014, Proto Labs, Inc., a Minnesota corporation (the "Company"), received via electronic mail Mr. McRitchie's and Ms. Young's shareholder proposal, dated by their signatures as of November 17, 2014, that was submitted for consideration at the Company's next annual meeting and for inclusion in the Company's next proxy statement. Pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, I am writing to inform you that the proposal failed to follow certain procedural requirements of Rule 14a-8.

Rule 14a-8(b)(1) requires that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal at the meeting for a period of at least one year by the date the shareholder submits the proposal (December 2, 2014 in the case of Mr. McRitchie's and Ms. Young's proposal). Since neither Mr. McRitchie nor Ms. Young is a registered holder of shares of the Company's common stock, Rule 14a-8(b)(2) requires that they submit proof of ownership of Company securities for the one-year period preceding and including the date they submitted the proposal. This can be accomplished by asking the "record" holder of the securities (usually a broker or bank) during that time to submit a written statement to the Company verifying that Mr. McRitchie and/or Ms. Young owned the required securities during that time. Enclosed are copies of Rule 14a-8 and Securities and Exchange Commission Staff Legal Bulletin Nos. 14F and 14G, which set forth the information a proponent is required to provide to evidence their share ownership. No proof of ownership accompanied the proposal the Company received from Mr. McRitchie and Ms. Young. Therefore, the proposal has not satisfied the procedural requirement in Rule 14a-8(b).

To remedy the above mentioned procedural defect, Mr. McRitchie and/or Ms. Young must submit a response that is either postmarked or transmitted electronically to the Company no later than 14 days from the date that this letter is received. If the procedural defect discussed in this letter is not remedied within 14 days of receipt of this letter, the Company is allowed to exclude the proposal from consideration at the Company's next annual meeting and from the Company's next proxy statement.

Very truly yours,



William R. Langton, *Secretary*

Enclosures



12/04/2014

James McRitchie & Myra Young
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 75 shares of Proto Labs Corporation (PLRB) common stock in their *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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